UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 25, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM ANNUAL GENERAL MEETING
25 MAY 2005

RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

Arlington, VA - 25 May 2005 – Metal Storm Limited (NASDAQ Small Cap ticker symbol MTSX and ASX trading code: MST)
As required by section 251AA(2) of the Corporations Act the following are provided in respect to each motion on the agenda.  In respect to each the total number of votes exercisable by all validly appointed proxies was:

Re-election of Gen W A Downing

?       Votes where the proxy was directed to vote ‘for’ the motion 14,810,304

?       Votes where the proxy was directed to vote ‘against’ the motion 184,195

?       Votes where the proxy may exercise a discretion how to vote 200,081,510

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 10,022

The results of voting on this motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Re-election of Dr D L Alspach

?       Votes where the proxy was directed to vote ‘for’ the motion 14,823,764

?       Votes where the proxy was directed to vote ‘against’ the motion 173,295

?       Votes where the proxy may exercise a discretion how to vote 200,078,950

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 10,022

The results of voting on this motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Re-election of Mr B S McComish

?       Votes where the proxy was directed to vote ‘for’ the motion 14,844,883

?       Votes where the proxy was directed to vote ‘against’ the motion 147,176

?       Votes where the proxy may exercise a discretion how to vote 200,083,950

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 10,022

The results of voting on this motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of Options-Lt Gen D W Christman ($1.10 options)

?       Votes where the proxy was directed to vote ‘for’ the motion 14,692,823

?       Votes where the proxy was directed to vote ‘against’ the motion 269,155

?       Votes where the proxy may exercise a discretion how to vote 199,964,609

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 159,444

The results of voting on this motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

?       The number of votes cast for the motion was 231,279,341

?       The number of votes cast against the motion was 655,405

In addition the number of votes which abstained from voting was 159,444

Issue of Options-Lt Gen D W Christman ($0.40 options)

?       Votes where the proxy was directed to vote ‘for’ the motion 14,581,287

?       Votes where the proxy was directed to vote ‘against’ the motion 351,821

?       Votes where the proxy may exercise a discretion how to vote 199,972,049

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 180,874

The results of voting on this motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

?       The number of votes cast for the motion was 230,926,873

?       The number of votes cast against the motion was 1,086,443

In addition the number of votes which abstained from voting was 180,874

Issue of Options - Gen W A Downing

?       Votes where the proxy was directed to vote ‘for’ the motion 14,564,611

?       Votes where the proxy was directed to vote ‘against’ the motion 432,698

?       Votes where the proxy may exercise a discretion how to vote 199,965,389

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 119,333

The results of voting on this motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

?       The number of votes cast for the motion was 230,751,909

?       The number of votes cast against the motion was 818,948

In addition the number of votes which abstained from voting was 119,333

Issue of Options - Dr D L Alspach

?       Votes where the proxy was directed to vote ‘for’ the motion 14,560,671

?       Votes where the proxy was directed to vote ‘against’ the motion 434,198

?       Votes where the proxy may exercise a discretion how to vote 199,967,829

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 119,333

The results of voting on this motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

?       The number of votes cast for the motion was 231,105,409

?       The number of votes cast against the motion was 965,448

In addition the number of votes which abstained from voting was 119,333

Issue of Options - Mr J M O'Dwyer

?       Votes where the proxy was directed to vote ‘for’ the motion 7,309,560

?       Votes where the proxy was directed to vote ‘against’ the
motion 7,653,879

?       Votes where the proxy may exercise a discretion how to vote 238,270

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 150,763

The results of voting on this motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

?       The number of votes cast for the motion was 31,414,103

?       The number of votes cast against the motion was 895,765

In addition the number of votes which abstained from voting was 150,763

Issue of Options - Mr B S McComish

?       Votes where the proxy was directed to vote ‘for’ the motion 14,593,891

?       Votes where the proxy was directed to vote ‘against’ the motion 400,978

?       Votes where the proxy may exercise a discretion how to vote 199,967,829

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 119,333

The results of voting on this motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

?       The number of votes cast for the motion was 231,026,882

?       The number of votes cast against the motion was 1,043,975

In addition the number of votes which abstained from voting was 119,333

Issue of Options - Adm W A Owens

?       Votes where the proxy was directed to vote ‘for’ the motion 14,593,891

?       Votes where the proxy was directed to vote ‘against’ the motion 400,978

?       Votes where the proxy may exercise a discretion how to vote 199,967,829

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 119,333

The results of voting on this motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

?       The number of votes cast for the motion was 231,138,629

?       The number of votes cast against the motion was 932,228

In addition the number of votes which abstained from voting was 119,333

Issue of Options - Mr C A Vehlow

?       Votes where the proxy was directed to vote ‘for’ the motion 14,614,601

?       Votes where the proxy was directed to vote ‘against’ the motion 380,268

?       Votes where the proxy may exercise a discretion how to vote 199,967,829

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 119,333

The results of voting on this motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

?       The number of votes cast for the motion was 230,844,115

?       The number of votes cast against the motion was 1,226,742

In addition the number of votes which abstained from voting was 119,333

Dated this 25 day of May 2005
Mr Jim MacDonald
Company Secretary
Ends

About Metal Storm

Metal Storm Limited is a defense technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices
Washington DC and a defense engineering capability located in Seattle, as ProCam Machine LLC.  The Company has invented 100% electronic ballistics technology that has no known conventional equivalent.  Metal Storm is working with government agencies and departments, including the National Institute of
Justice (US), the US Navy and US Army to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:   Investor Contact:
David Smith    Gregory Pettit
Metal Storm, Inc.   Hill and Knowlten
Tel: 703-248-8218   Tel: 212-1885-0300
ms@metalstorm.com   gpettit@hillandknowlton.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: June 23, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary